Fled by Marathon Oil Corporation
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashland Inc.
Commission File No.: 001-02918

Additional Information

Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement/prospectus with the Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read that document, when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC’s web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free from Marathon by calling Investor Relations at 713-296-4171.

Forward-Looking Statements

The enclosed materials contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the enclosed materials include statements about the proposed acquisition by Marathon of Ashland Inc.’s 38 percent interest in Marathon Ashland Petroleum LLC and other related businesses, and the anticipated effects of the acquisition on earnings and cash flow. Some factors that could affect the acquisition and the anticipated financial effects include a favorable tax ruling from the U.S. Internal Revenue Service, opinions of outside tax counsel, Ashland shareholder approval, Ashland public debt holder consents, the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Act, and updated Ashland solvency opinions. These factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements. Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and subsequent Forms 8-K, cautionary language identifying other important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements.

This filing contains the text from a portion of the slides used by Clarence P. Cazalot, Jr., President and Chief Executive Officer of Marathon Oil Corporation, at the Randall and Dewey A&D Summit on April 29, 2004. This information is being filed pursuant to Rule 425 under the Securities Act of 1933.

Randall & Dewey A&D Summit Clarence P. Cazalot, Jr. President and CEO April 29, 2004

Forward Looking Statement Except for historical information, the enclosed presentation materials contain forward-looking information. This forward looking information is subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied from such information. In accordance with the "safe harbor " provisions of the Private Securities Litigation Reform Act of 1995, Marathon Oil Corporation has included in its Annual Report on Form 10-K for the year ended December 31, 2003 and in subsequent Forms 8-K, cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. Additional information: Marathon Oil Corporation, Ashland Inc., New EXM Inc. and ATB Holdings Inc. will file a proxy statement / prospectus with the U.S. Securities and Exchange Commission in connection with the proposed transfer to Marathon by Ashland of its interest in Marathon Ashland Petroleum LLC and other related businesses. Investors and security holders are urged to read this document when it becomes available, because it contains important information. Investors and security holders may obtain a free copy of that document (when it is available) and other documents filed by Marathon, Ashland, New EXM Inc. and ATB Holdings Inc. with the SEC at the SEC's web site at www.sec.gov. The proxy statement/prospectus and other documents filed by Marathon may also be obtained for free by calling Marathon Investor Relations at 713-296-4171.

Acquisition of MAP Minority Interest Transaction Summary $2.93 billion - 38% minority interest in MAP $94 million - other complementary businesses Maleic Anhydride plant, Neal, W.V. 61 Valvoline Instant Oil Change stores MAP will be wholly-owned by Marathon Two-step, structured transaction Closing expected fourth quarter 2004 subject to closing conditions

Major Conditions to Closing Favorable IRS ruling Opinions of outside tax counsel Consents from Ashland public debt holders Ashland shareholder approval Hart-Scott-Rodino clearance Updated Ashland solvency opinions Expect closing in fourth quarter 2004

Acquisition of MAP Minority Interest Strategic Rationale Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Strong R&M fundamentals

Strong R&M Fundamentals No new U.S. refinery built since 1976 Midwest market ~ 1 million BPD supply short Impact of clean fuels regulations Strong light product demand growth Positive crack spread trends

Crack Spreads Keep Improving '95-'99 '96-'00 '97-'01 '98-'02 '99-'03 USGC 2.74 3.1 3.4 3.4 3.8 Chicago 3.74 4.29 5.07 5.24 5.84 WTI 3-2-1 Rolling 5-Year Average* (per barrel) *87 Octane Unleaded and Low Sulfur Diesel $3.74 $4.29 $5.07 $5.24 $5.84 $3.80 $3.40 $3.40 $3.10 $2.74 2004 Forward Curve Exceptionally Strong Company estimates using Platts data

Acquisition of MAP Minority Interest Strategic Rationale Secures 100% of top quartile R&M business Increased strategic flexibility Accretive to earnings and cash flow Strong R&M fundamentals Increased source of OECD non-depleting cash flows

MAP Cash Distributions and CAPEX (Millions) 1998 1999 2000 2001 2002 2003 Pre-tax Distributions 826 782 1104 1498 420 688 Capital Expenditures 427 602 647 602 727 795 Averages ~ $1.5 B Annually